Exhibit 99.1

NEWS

Starfield Resources Announces Rhodium Assay Results

Summer Exploration Program Aims To Drill 15,000 metres

Toronto, Ontario - March 13, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced results of check assays and rhodium assays of its 2007 diamond drilling program at Ferguson Lake, Nunavut.  The Company also released plans for an aggressive summer exploration program on the property.

Starfield sent 40 of the higher grade platinum and palladium assay samples from the 2007 drilling program to Activation Laboratories Ltd. of Ancaster, Ontario to conduct check assays and rhodium assays.  The check assays for platinum and palladium verified the prior results and three intersections assayed positive for rhodium, as follows:

m	A 1.35 metre thick interval from hole FL07-363 assayed 0.012 grams per tonne of rhodium from a depth of 142.95 metres to 144.30 metres.
m	A 0.75 metre thick interval from hole FL07-374 assayed 0.009 grams per tonne of rhodium from a depth of 254.00 metres to 254.75 metres.
m	A 1.09 metre thick interval from hole Fl07-379 assayed 0.021 grams per tonne rhodium from a depth of 185.35 metres to 186.44 metres.

“The indications of rhodium at Ferguson Lake are significant because of the very strong price of this commodity,” said André Douchane, President & CEO of Starfield.  “The current price is US$9,380 per ounce, which is equivalent to just over US$300 per gram.”

The check assays also assayed positive for minor amounts of gold, averaging approximately 0.01 grams per tonne.

“I found these results to be very encouraging and we’re excited to begin this year’s drilling,” said Mr. Douchane.  “The winter resupply effort is going well and we are currently on schedule to begin drilling next month.”

Diamond Drill Program

Phase 1 of the 2008 exploration program anticipates diamond drilling approximately 15,000 metres between April and September.  Of the total, approximately 10,000 metres will be drilled into the low sulphide, high grade PGE Zone to further define the mineralization in the high PGE Zone.  The remaining 5,000 metres is designated for the deeper West Zone, just west of the current potential open pit resource, to upgrade more resources to indicated status.  In addition, the deeper West Zone drilling will also probe for the presence of low sulphide, high grade PGE mineralization.

Phase 2 of the 2008 program provides for 5,000 metres of diamond drilling late in the year.  This work is designed to follow up exploration in the West South Zone and to conduct any additional drilling needed to follow up on Phase 1 drilling.

Surface Exploration Program

In an effort to further evaluate its extremely large land holding, Starfield will embark on a grassroots surface exploration program this summer to examine the kimberlite and gold potential of the Company’s 207 active claims surrounding the Ferguson Lake project.  The potential for kimberlites is indicated by the diamond exploration companies that have staked ground surrounding the Ferguson Lake camp.  Starfield also believes there are prospects for gold mineralization in the Archean greenstone belt to the south.

Initially this program will entail the processing of approximately 1,100 20-litre pails containing unsieved till samples taken during the 2005/2006 regional sampling program.  Once the samples have been screened to create a 30 kg sample, they will be sent out for mineral extraction, KIM (kimberlite indicator minerals) counts and ICP (inductively coupled plasma) assays, which determine concentrations of up to 70 elements simultaneously.

The second phase of the surface exploration program will consist of follow up sampling around 10 geophysical targets picked from a 2005 VTEM survey done over the area and any follow up needed on the soil samples.  This program will be helicopter supported and will consist of samples taken at 50 metre spacing around the targets.  If the results of this sampling prove positive, a small-scale drill program to test the targets will be considered for the 2009/2010 season.

“We very much need to evaluate our large land holding over the next two years to determine its value for further expenditures or joint venture opportunities,” said Mr. Douchane.  “Nonetheless, we consider the Ferguson Lake deposit our crown jewel and it will remain our major focus.”

Starfield’s diamond drilling, logging and sampling was overseen and carried out by Don Cowan, MSc, PEng, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

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